Filed Pursuant to Rule 433

Registration Nos. 333-205455,

333-205455-01 & 333-205455-02

Ratings Free Writing Prospectus, dated June 21, 2017

DISCOVER® CARD EXECUTION NOTE TRUST

DiscoverSeries Notes, Class A(2017-5)

$500,000,000 Principal Amount of Notes

The note issuance trust has prepared a preliminary prospectus subject to completion dated June 21, 2017 which describes the Class A(2017-5) notes to be issued by the note issuance trust. You should review the preliminary prospectus in its entirety before deciding to purchase any of the Class A(2017-5) notes.

Ratings

The note issuance trust will issue the Class A(2017-5) notes only if they are rated by the following nationally recognized statistical rating organizations as follows:

Moody’s Investors Service, Inc.	Aaa(sf)*
Standard & Poor’s Ratings Services	AAA(sf)*
Fitch, Inc.	AAAsf*

A rating addresses the likelihood of the payment of interest on a note when due and the ultimate payment of principal of that note by its legal maturity date. A rating does not address the likelihood of payment of principal of a note on its expected maturity date. In addition, a rating does not address the possibility of an early payment or acceleration of a note, which could be caused by an early redemption event or an event of default. A rating is not a recommendation to buy, sell or hold notes and may be subject to revision or withdrawal at any time by the assigning rating agency. Each rating is based on the corresponding rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. Ratings will be monitored by the applicable rating agencies while the notes are outstanding and, in certain instances described in the preliminary prospectus, Discover Bank or its affiliates may from time to time request the applicable rating agencies to confirm their ratings with respect to the notes. A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or a withdrawal of a rating, from any other rating agency.

Deutsche Bank Securities			RBC Capital Markets

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Discover Funding LLC, Discover Card Execution Note Trust and Discover Card Master Trust I have filed a registration statement, as amended (including a prospectus) (Registration Nos. 333-205455, 333-205455-01 and 333-205455-02), with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, including the preliminary prospectus for these Class A(2017-5) DiscoverSeries notes filed pursuant to Rule 424(h) on June 21, 2017, and other documents Discover Funding LLC, Discover Card Execution Note Trust and Discover Card Master Trust I filed with the SEC for complete information about Discover Funding LLC, Discover Card Execution Note Trust, Discover Card Master Trust I and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Discover Bank, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-866-375-6829.

*  An “(sf)” or “sf” in the credit rating denotes an identification for structured finance product ratings.